

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 18, 2007

Mr. Joseph B. Feiten
Chief Financial Officer
American Oil & Gas Inc.
1050 17th Street, Suite 2400
Denver, CO 80265

> **Re:** **American Oil & Gas Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 6, 2006**
> **File No. 1-31900**

Dear Mr. Feiten:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief